Exhibit 99
Excerpt from Notes 2 and 13 to Fiscal Year 2012 Consolidated Financial Statements of
UGI Corporation and Subsidiaries
(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Equity-Based Compensation

All of our equity-based compensation, principally comprising UGI stock options, grants of UGI stock-based equity instruments and grants of AmeriGas Partners equity instruments (together with UGI stock-based equity instruments, “Units”), are measured at fair value on the grant date, date of modification or end of the period, as applicable. Compensation expense is recognized on a straight-line basis over the requisite service period. Depending upon the settlement terms of the awards, all or a portion of the fair value of equity-based awards may be presented as a liability or as equity in our Consolidated Balance Sheets. Equitybased compensation costs associated with the portion of Unit awards classified as equity are measured based upon their estimated fair value on the date of grant or modification. Equity-based compensation costs associated with the portion of Unit awards classified as liabilities are measured based upon their estimated fair value at the grant date and remeasured as of the end of each period.

We have calculated a tax windfall pool using the shortcut method. We record deferred tax assets for awards that we expect will result in deductions on our income tax returns based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which we will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax benefit received on the income tax return are recorded in Common Stock (if the tax benefit exceeds the deferred tax asset) or in the Consolidated Statements of Income (if the deferred tax asset exceeds the tax benefit and no tax windfall pool exists from previous awards).
UGI Equity-Based Compensation Plans and Awards. Under the UGI Corporation 2004 Omnibus Equity Compensation Plan Amended and Restated as of December 5, 2006 (the “OECP”), we may grant options to acquire shares of UGI Common Stock, stock appreciation rights (“SARs”), UGI Units (comprising “Stock Units” and “UGI Performance Units”) and other equity-based awards to key employees and non-employee directors. The exercise price for options may not be less than the fair market value on the grant date. Awards granted under the OECP may vest immediately or ratably over a period of years, and stock options can be exercised no later than ten years from the grant date. In addition, the OECP provides that awards of UGI Units may also provide for the crediting of dividend equivalents to participants’ accounts. Except in the event of retirement, death or disability, each grant, unless paid, will terminate when the participant ceases to be employed. There are certain change of control and retirement eligibility conditions that, if met, generally result in accelerated vesting or elimination of further service requirements.
Under the OECP, awards representing up to 15,000,000 shares of UGI Common Stock may be granted. The maximum number of shares that may be issued pursuant to grants other than stock options or SARs is 3,200,000. Dividend equivalents on UGI Unit awards to employees will be paid in cash. Dividend equivalents on non-employee director awards are accumulated in additional Stock Units. UGI Unit awards granted to employees and non-employee directors are settled in shares of Common Stock and cash. UGI Unit awards granted to Antargaz employees are settled in shares of Common Stock. With respect to UGI Performance Unit awards, the actual number of shares (or their cash equivalent) ultimately issued, and the actual amount of dividend equivalents paid, is generally dependent upon the achievement of market performance goals and service conditions. It is our practice to issue treasury shares to satisfy substantially all option exercises and UGI Unit awards. We do not expect to repurchase shares on the market for such purposes during Fiscal 2013. Beginning during Fiscal 2012, options granted under the OECP may be net exercised whereby shares equal to the option price and grantee's minimum applicable payroll tax withholding are withheld from the number of shares payable ("net exercise"). We record shares withheld under option net exercises as shares reacquired.

UGI Stock Option Awards. Stock option transactions under the OECP and predecessor plans for Fiscal 2010, Fiscal 2011 and Fiscal 2012 follow:

	Shares	Weighted Average Option Price	Total Intrinsic Value	Weighted Average Contract Term (Years)
Shares under option — September 30, 2009	7,501,493	$22.74	$23.2	6.4
Granted	1,394,300	$24.37
Cancelled	(62,501)	$25.12
Exercised	(1,276,247)	$18.09	$11.7
Shares under option — September 30, 2010	7,557,045	$23.81	$36.2	6.5
Granted	1,443,558	$31.55
Cancelled	(235,437)	$27.79
Exercised	(1,091,987)	$20.95	$11.4
Shares under option — September 30, 2011	7,673,179	$25.55	$15.1	6.2
Granted	1,508,050	$29.26
Cancelled	(321,600)	$27.74
Exercised	(801,857)	$20.93	$7.2
Shares under option — September 30, 2012	8,057,772	$26.62	$41.4	6.1
Options exercisable — September 30, 2010	4,706,376	$22.99
Options exercisable — September 30, 2011	4,879,784	$24.15
Options exercisable — September 30, 2012	5,317,698	$25.32	$34.2	5.0
Non-vested options — September 30, 2012	2,740,074	$29.13	$7.2	8.3

Cash received from stock option exercises and associated tax benefits were $16.8 and $2.3, $22.9 and $3.8, and $23.1 and $4.3 in Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. As of September 30, 2012, there was $4.2 of unrecognized compensation cost associated with unvested stock options that is expected to be recognized over a weighted-average period of 2 years.
The following table presents additional information relating to stock options outstanding and exercisable at September 30, 2012:

	Range of exercise prices
	Under $20.00	$20.00 - $25.00	$25.01 - $30.00	Over $30.00
Options outstanding at September 30, 2012:
Number of options	162,300	2,996,470	3,529,044	1,369,958
Weighted average remaining contractual life (in years)	1.5	5.3	6.3	7.8
Weighted average exercise price	$16.92	$23.29	$27.99	$31.53
Options exercisable at September 30, 2012:
Number of options	162,300	2,546,170	2,164,909	444,319
Weighted average exercise price	$16.92	$23.12	$27.26	$31.60

UGI Stock Option Fair Value Information. The per share weighted-average fair value of stock options granted under our option plans was $4.31 in Fiscal 2012, $5.40 in Fiscal 2011 and $4.49 in Fiscal 2010. These amounts were determined using a Black-Scholes option pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The expected life of option awards represents the period of time during which option grants are expected to be outstanding and is derived from historical exercise patterns. Expected volatility is based on historical volatility of the price of UGI’s Common Stock. Expected dividend yield is based on historical UGI dividend rates. The risk free interest rate is based on U.S. Treasury bonds with terms comparable to the options in effect on the date of grant.

The assumptions we used for valuing option grants during Fiscal 2012, Fiscal 2011 and Fiscal 2010 are as follows:

	2012	2011	2010
Expected life of option	5.75 years	5.75 years	5.75 years
Weighted average volatility	24.7%	24.3%	24.0%
Weighted average dividend yield	3.5%	3.4%	3.3%
Expected volatility	24.7%	23.8% - 24.3%	24.0%
Expected dividend yield	3.3% - 3.7%	3.1% - 3.4%	3.3% - 3.4%
Risk free rate	0.8% - 1.1%	1.2% - 2.4%	1.7% - 3.1%

UGI Unit Awards. UGI Stock Unit and UGI Performance Unit awards entitle the grantee to shares of UGI Common Stock or cash once the service condition is met and, with respect to UGI Performance Unit awards, subject to market performance conditions. UGI Performance Unit grant recipients are awarded a target number of Performance Units. The number of UGI Performance Units ultimately paid at the end of the performance period (generally three years) may be higher or lower than the target amount, or even zero, based on UGI’s Total Shareholder Return (“TSR”) percentile rank relative to companies in the Standard & Poor’s Utilities Index for grants prior to January 1, 2011 and the Russell Midcap Utility Index (excluding telecommunication companies) for grants on or after January 1, 2011 (“UGI comparator group”). Based on the TSR percentile rank, grantees may receive 0% to 200% of the target award granted. If UGI’s TSR ranks below the 40th percentile compared to the UGI comparator group, the employee will not be paid. At the 40th percentile, the employee will be paid an award equal to 50% of the target award; at the 50th percentile, 100%; and at the 100th percentile, 200%. The actual amount of the award is interpolated between these percentile rankings. Dividend equivalents are paid in cash only on UGI Performance Units that eventually vest.
The fair value of UGI Stock Units on the grant date is equal to the market price of UGI Stock on the grant date. Under GAAP, UGI Performance Units are equity awards with a market-based condition which, if settled in shares, results in the recognition of compensation cost over the requisite employee service period regardless of whether the market-based condition is satisfied. The fair values of UGI Performance Units are estimated using a Monte Carlo valuation model. The fair value associated with the target award is accounted for as equity and the fair value of the award over the target, as well as all dividend equivalents, is accounted for as a liability. The expected term of the UGI Performance Unit awards is three years based on the performance period. Expected volatility is based on the historical volatility of UGI Common Stock over a three-year period. The risk-free interest rate is based on the yields on U.S. Treasury bonds at the time of grant. Volatility for all companies in the UGI comparator group is based on historical volatility.
The following table summarizes the weighted average assumptions used to determine the fair value of UGI Performance Unit awards and related compensation costs:

	Grants Awarded in Fiscal
	2012	2011	2010
Risk free rate	0.4%	1.0%	1.7%
Expected life	3 years	3 years	3 years
Expected volatility	22.2%	27.6%	28.0%
Dividend yield	3.5%	3.2%	3.3%

The weighted-average grant date fair value of UGI Performance Unit awards was estimated to be $27.25 for Units granted in Fiscal 2012, $35.19 for Units granted in Fiscal 2011 and $22.51 for Units granted in Fiscal 2010.

The following table summarizes UGI Unit award activity for Fiscal 2012:

	Total		Vested		Non-Vested
	Number of UGI Units	Weighted Average Grant Date Fair Value (per Unit)	Number of UGI Units	Weighted Average Grant Date Fair Value (per Unit)	Number of UGI Units	Weighted Average Grant Date Fair Value (per Unit)
September 30, 2011	900,283	$24.13	598,955	$21.41	301,328	$29.56
UGI Performance Units:
Granted	197,400	$27.25	33,518	$29.16	163,882	$26.86
Forfeited	(51,411)	$27.94	—	$—	(51,411)	$27.94
Vested	—	$—	110,083	$29.04	(110,083)	$29.04
Performance criteria not met	(170,481)	$27.82	(170,481)	$27.82	—	$—
UGI Stock Units:
Granted (a)	42,445	$29.69	40,945	$29.53	1,500	$34.06
Vested	—	$—	—	$—	—	$—
Unit awards paid	(32,898)	$26.17	(32,898)	$26.17	—	$—
September 30, 2012	885,338	$24.09	580,122	$21.72	305,216	$28.59

(a)	Generally, shares granted under UGI Stock Unit awards are paid approximately 70% in shares. UGI Stock Unit awards granted in Fiscal 2011 and Fiscal 2010 were 61,945 and 27,060, respectively.
During Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Company paid UGI Performance Unit and UGI Stock Unit awards in shares and cash as follows:

	2012	2011	2010
UGI Performance Unit awards:
Number of original awards granted	210,750	197,917	193,983
Fiscal year granted	2009	2008	2007
Payment of awards:
Shares of UGI Common Stock issued	—	142,494	123,169
Cash paid	$—	$7.5	$2.6

UGI Stock Unit awards:
Number of original awards granted	32,898	22,400	—
Payment of awards:
Shares of UGI Common Stock issued	21,757	17,545	—
Cash paid	$0.2	$0.2	$—

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, we granted UGI Unit awards representing 239,845, 285,470 and 231,710 shares, respectively, having weighted-average grant date fair values per Unit of $27.68, $34.78 and $22.69, respectively.
As of September 30, 2012, there was a total of approximately $5.2 of unrecognized compensation cost associated with 885,338 UGI Unit awards outstanding that is expected to be recognized over a weighted-average period of 1.9 years. The total fair values of UGI Units that vested during Fiscal 2012, Fiscal 2011 and Fiscal 2010 were $3.6, $6.8 and $5.0, respectively. As of September 30, 2012 and 2011, total liabilities of $5.0 and $6.0, respectively, associated with UGI Unit awards are reflected in employee compensation and benefits accrued and other noncurrent liabilities in the Consolidated Balance Sheets.
At September 30, 2012, 1,436,672 shares of Common Stock were available for future grants under the OECP, of which up to 1,436,672 may be issued pursuant to future grants other than stock options or SARs.

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